UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For November 12, 2002

Big Rock Brewery Ltd.

5555 – 76 Avenue SE, Calgary, AB T2C 4L8

Indicate whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F

Form 20-F

[X]

Form 40-F

[  ]

Indicate whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information  to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

[  ]

No [X]

Big Rock Brewery Ltd. Expands Distribution of

“Joe Stiff’s Spiked Root Beer”® Into Ontario

Calgary, Alberta – November 6, 2002 - Big Rock Brewery Ltd. (TSX: BR, NASDAQ: BEER) is pleased to announce that effective this month, it will commence distribution of its proprietary vodka based beverage, “Joe Stiff’s Spiked Root Beer”® in Ontario.  Bear Brewing of Kamloops, British Columbia, which presently manufactures the product for Western Canada will supply the on-premise licencee market with a 24 case package.

Big Rock acquired all of the outstanding shares of Bear Brewing in June of this year.  As part of the acquisition, Big Rock entered the alternative beverage category with Joe Stiff’s Spiked Root Beer®.

Given the success of the brand, Big Rock will distribute the brand to the licencee trade commencing in November 2002 and will apply for full 4-pack retail distribution throughout the LCBO network for Spring, 2003.

Lakeport Brewing Corporation has been contracted to manufacture the product for full distribution in Ontario in the Spring, 2003 (subject to LCBO approval).

Big Rock President Bob King said “The alternative beverage category represents a growing market.  Coupled with the success Big Rock currently enjoys with Joe Stiff’s Spiked Root Beer® in Western Canada the decision to broaden the distribution channels into Ontario was obvious.  Given Lakeport’s proven track record as a quality producer of alternative beverage products, production at Lakeport Beverage Corporation is a natural fit for growth once the produce is approved for retail distribution.”

“The partnering with Big Rock on this project is an exceptional opportunity for Lakeport.  Our state-of-the-art blending facility will accommodate its anticipated growth.  The product has an exceptional taste and is sure to appeal to consumers throughout Ontario.”  Said Teresa Cascioli, President & CEO of Lakeport.

Joe Stiff’s Spiked Root Beer® contains 6.9% alcohol.  It will initially be sold to licencees in a loose 24-pack carton and once approved for distribution in the retail channel, will be available in convenient 4-packs.

Big Rock Brewery was founded in 1985 by Ed McNally, Chairman and CEO, as a craft brewery.  The Company has grown from a small craft brewery to one of North America’s foremost regional brewers.  The Company, located in Calgary, Alberta, operates one of the most modern brewing facilities in the world.

For further information relating to this matter, please contact:

Bob King

Teresa Cascioli

President, Big Rock Brewery Ltd.

President & CEO, Lakeport Brewing

5555 – 76 Avenue S.E.

201 Burling Street East

Calgary, Albert

Hamilton, Ontario

T2C 4L8

L8L 4H2

Phone:

(403) 720-3279

Phone:  (905) 523-1170

Fax:

(403) 236-7523

Fax:

(905) 523-6069